March 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         Clancy Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 23, 2016

File No. 333-213698

Ladies and Gentlemen:

This letter sets forth the responses of Clancy Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 6, 2016.

General

1. We note your response to comment three in our letter dated December 23, 2016.  Please revise your disclosures to include the material terms of your contract with Afrodita.

Response. The disclosure of sales contract was added in General of Description of business.

Outside Front Cover page of the Registration Statement

2. We note your response to comment four in our letter dated December 23, 2016.  It appears that the correct agent for service is not listed.  Please revise to include the name, address and telephone number of your current agent for service.

Response: The correct agent for service information was listed.

3. Please update the cover page to provide legible check marks or unchecked boxes.

Response: The legible check marks were added.

Prospectus Summary, page 5

4. We note your response to comment two in our letter dated December 23, 2016.  To the extent that you wish to provide updated disclosures regarding your revenues, then please reference a specific date rather than a reference to an amendment number.  Please remove the reference to Amendment No. 1 on page 5.

Response: The reference to Amendment No. 1 was removed.

Risk Factors, page 9

Because our principal assets are located outside of the United States . . ., page 12

5. We note your response to comment seven in our letter dated December 23, 2016.  We reissue part of our comment eight in our letter dated October 13, 2016.  Please revise this risk factor to discuss the difficulties associated with an investor’s ability to:  effect service of process within the United States against Ms. Kologrim; enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Ms. Kologrim in the United States; enforce in a Cyprus court United States court judgments based on the civil liability provisions of the United States federal securities laws against Ms. Kologrim; and bring an original action in a Cyprus court to enforce liabilities based upon the United States federal securities laws against Ms. Kologrim.

Response: The risk factor was revised.

Development, Production and Distribution, page 25

6. We note your response to comment 11 in our letter dated December 23, 2016.  Please revise to clarify whether you intend to incorporate this website and its contents into your prospectus.

Response: The website link was removed.

Financial Statements, page 37

Report of Independent Registered Public Accounting Firm, page 38

7. We note your response to comment 13 in our letter dated December 23, 2016; however, it does not appear that the auditors’ report has been revised.  Please have your auditor revise its report:

-to provide an explanatory paragraph expressing that there is substantial doubt about your ability to continue as a going concern.  Refer to AU Section 341 for guidance;

-to revise the introduction and opinion paragraphs to specifically state that for the statements of operations, stockholders' equity, and cash flows, the period audited was from March 22, 2016 (date of inception) to July 31, 2016; and

-to remove the reference to consolidated financial statements since it appears that you have no subsidiaries.

Response:

7.1 - Our independent auditor do not have doubt about our entity’s ability to continue as a going concern. The statements in our Form S-1 were revised. The statement was removed. (Pages 5 and 30)

7.2/7.3 – Revised audit report was added. (Page 38)

Note 8 – Income Taxes, page 45 Note 7 – Income Taxes, page 54

8. We note that certain items within your income tax disclosures are unclear.  Please advise, or revise your disclosure and the deferred tax tables, for both periods presented, as follows:

- The deferred tax asset due to net operating loss carryforwards, and the related valuation allowance, at July 31, 2016 and October 31, 2016 appear to us to be $408 and 2,508, respectively, based upon applying the 34% tax rate to your net operating losses.  Please revise your tables accordingly.  Refer to ASC 740-10-30-5; and

- On page 45, please revise the second paragraph to state that the valuation allowance at July 31, 2016 was approximately $408 and the net change in the valuation allowance during the period from inception to July 31, 2016 was $408.

Response: The disclosure and tables were revised.

Note 9 – Subsequent Events, page 46

9. Please revise your disclosure to state that subsequent events were evaluated through January 23, 2017, as you indicated in note 8 on page 55.  Refer to ASC 855-10-50-1a for guidance.

Response: The disclosures in subsequent events were revised in accordance to last auditor’s review of the financial statements dated January 31, 2017.

Exhibit 23.1

10. We note your response to comment 18 in our letter dated December 23, 2016; however, it does not appear that the consent was revised.  Please have your auditor revise its consent to include a statement acknowledging the reference to it as an expert in auditing and accounting as disclosed on page 36.  Refer to Rule 436 of Regulation C.

Response: The revised consent was added.

Very Truly Yours,

Iryna Kologrym

President of Clancy Corp.